The ChampionTM

Equitable Financial Life Insurance Company

Issued through: Separate Account I

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH150077. You can also obtain this information at no cost by calling 1-800-777-6510.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat # 150077MAD
#47244

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

There have been no material policy changes since May 1, 2011.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Investment Options available under the Policy in this Annual Notice.

2

Important Information You Should Consider About the Policy:

FEES AND EXPENSES
Charges for Early Withdrawals	Partial withdrawals are not allowed under this policy. If you surrender the policy in its first ten years, you will be subject to a surrender charge of up to 22.5% of premium paid. For example, if you surrender your policy in the first year and the premium paid was $100,000, you could pay a surrender charge of up to $22,500.

For more information on the impacts of withdrawals, please refer to the Prospectus.

Transaction Charges	You may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges, and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.67%	1.08%

Portfolio expenses are for the year ended December 31, 2025, and may be based, in part, on estimated amounts of such expenses and may change from year to year. For more information on ongoing fees and expenses, please refer to “Deductions and Charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, each of which has its own unique risks. You should review the Portfolios’ prospectuses before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH150077.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations, guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to the Prospectus. More information about the Company, including its financial strength ratings, is available, at https://equitable.com/about-us/financial-strength-ratings.

3

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to unpaid loans or loan interest, your net cash surrender value will not cover policy charges. If your policy is in default, you will be notified in writing and given an opportunity to make up the missed premium payment or a loan repayment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 31 days long. If your policy lapses, you will be notified in writing, and you may be able make up the missed premium or a loan repayment to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy. Your policy may have a Continued Insurance Option. If there is sufficient net cash surrender value and the conditions of the option are satisfied and exercised, the policy would remain in force subject to the terms of the Continued Insurance Option processing.

For more information on how to prevent your policy from lapsing, please refer to the Prospectus.
RESTRICTIONS

Investment	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

You may transfer your account value among the divisions of the Separate Account up to four times in a policy year. For more information, please refer to “Transfers Among Investment Choices” under “Other Policy Transactions” in the Prospectus.

Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to the Prospectus.

Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to the Prospectus.
TAXES

Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to the Prospectus.
CONFLICTS OF INTEREST

Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to the Prospectus.

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to “Your right to exchange the policy” in the Prospectus.

4

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH150077. You can request this information at no cost by calling 1-800-777-6510 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher, and performance would be lower if these charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2025)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	EQ/Common Stock Index — Equitable Investment Management Group, LLC (“EIMG”); AllianceBernstein L.P.	0.67%	^	16.30%	12.50%	13.54%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	8.53%	-0.74%	2.16%
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	5.51%	0.30%	1.14%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		10.20%	4.12%	5.77%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%		3.66%	2.79%	1.73%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		16.32%	11.47%	15.67%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

5

The ChampionTM

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2011, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000031991

Expanded Policy

Equitable Financial Life Insurance Company

Issued through: Separate Account I

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH800149. You can also obtain this information at no cost by calling 1-800-777-6510.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat # 800149MAD
#41161

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

There have been no material policy changes since April 30, 1986.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Investment Options available under the Policy in this Annual Notice.

2

Important Information You Should Consider About the Policy:

FEES AND EXPENSES

Charges for Early Withdrawals	Partial withdrawals are not allowed under this policy.

Transaction Charges	You may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, and other special service charges (e.g., wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges, and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.67%	1.08%

Portfolio expenses are for the year ended December 31, 2025, and may be based, in part, on estimated amounts of such expenses and may change from year to year. For more information on ongoing fees and expenses, please refer to the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, each of which has its own unique risks. You should review the Portfolios’ prospectuses before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH800149.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations, guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to the Prospectus. More information about the Company, including its financial strength ratings, is available, at https://equitable.com/about-us/financial-strength-ratings.

3

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if you do not pay your premiums on time or if any unpaid loans and accrued loan interest exceed your policy’s net cash surrender value. If your policy is in default, you will be notified in writing and given an opportunity to make up the missed premium payment or a loan repayment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 31 days long. If your policy lapses, you will be notified in writing, and you may be able to make up the missed premium or a loan repayment to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy. Your policy may have a Continued Insurance Option. If there is sufficient net cash surrender value and the conditions of the option are satisfied and exercised, the policy would remain in force subject to the terms of the Continued Insurance Option processing.

For more information on how to prevent your policy from lapsing, please refer to the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

You may transfer your account value among the divisions of the Separate Account up to four times in a policy year. For more information, please refer to “You Can Transfer Cash Value Between Divisions” in the Prospectus.

Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to the Prospectus.

Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges, many of which are available only at issue. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to the Prospectus.
TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA).

For more information on tax implications relating to policy investments, please refer to the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to the Prospectus.

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

4

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH800149. You can request this information at no cost by calling 1-800-777-6510 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher, and performance would be lower if these charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	EQ/Common Stock Index — Equitable Investment Management Group, LLC (“EIMG”); AllianceBernstein L.P.	0.67%	^	16.30%	12.50%	13.54%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	8.53%	-0.74%	2.16%
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	5.51%	0.30%	1.14%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		10.20%	4.12%	5.77%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%		3.66%	2.79%	1.73%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		16.32%	11.47%	15.67%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

5

Expanded Policy

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated April 30, 1986, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000031994

Single Premium Variable Life Insurance Policy (“SP-1TM”)

Equitable Financial Life Insurance Company

Issued through: Separate Account I

Modernized Alternative Disclosure Annual Notice Document

May 1, 2026

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH800148. You can also obtain this information at no cost by calling 1-800-777-6510.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat # 800148MAD
#74945

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

There have been no material policy changes since August 18, 1983, for SP-1 (Increasing Face Amount) and September 30, 1987, for SP-1 (Level Face Amount).

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Investment Options available under the Policy in this Annual Notice.

Important Information You Should Consider About the Policy:

FEES AND EXPENSES

Charges for Early Withdrawals	Partial withdrawals are not allowed under this policy.

Transaction Charges	You may be subject to other transaction charges, including transfer fees and other special service charges (e.g., wire transfer charges, express mail charges, duplicate policy charges, policy history charges, and charges for returned loan payments).

For more information on transaction charges, please refer to the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, and loan charges. Such fees and expenses will be based on characteristics of the insured (e.g., age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.67%	1.08%

Portfolio expenses are for the year ended December 31, 2025, and may be based, in part, on estimated amounts of such expenses and may change from year to year. For more information on ongoing fees and expenses, please refer to the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, each of which has its own unique risks. You should review the Portfolios’ prospectuses before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH800148.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations, guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to the Prospectus. More information about the Company, including its financial strength ratings, is available, at https://equitable.com/about-us/financial-strength-ratings.

Policy Lapse	Whenever the loan with accrued interest exceeds the Cash Surrender Value of your policy, we will send a notice to you and to anyone to whom you told us you assigned the policy. The policy will end 31 days after we send the notice unless you make a repayment during the 31-day period that is large enough to reduce your outstanding loan with accrued interest to below the total Cash Surrender Value of your policy.

For more information on how to prevent your policy from loan foreclosure, please refer to the Prospectus.

RESTRICTIONS

Investments	You could have allocated your initial single premium to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

You may transfer your account value among the divisions of the Separate Account up to four times in a policy year. For more information, please refer to “You Can Transfer Account Value Among Divisions” in the Prospectus.

Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to the Prospectus.

Optional Benefits	There are no optional benefits available under the policy.
TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA).

For more information on tax implications relating to policy investments, please refer to the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to the Prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to “Cancellation And Exchange Rights” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH800148. You can request this information at no cost by calling 1-800-777-6510 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher, and performance would be lower if these charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Equity	EQ/Common Stock Index — Equitable Investment Management Group, LLC (“EIMG”); AllianceBernstein L.P.	0.67%	^	16.30%	12.50%	13.54%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	8.53%	-0.74%	2.16%
Fixed Income	EQ/Intermediate Government Bond(1) — EIMG; SSGA Funds Management, Inc.	0.62%	^	5.51%	0.30%	1.14%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		10.20%	4.12%	5.77%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.67%		3.66%	2.79%	1.73%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		16.32%	11.47%	15.67%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

(1)

Effective on or about June 29, 2026, and subject to shareholder approval, SSGA Funds Management, Inc. will be replaced as a sub-adviser to the Portfolio (or an allocated portion thereof) with AllianceBernstein L.P.

Single Premium Variable Life Insurance Policy (“SP-1TM”)

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated August 18, 1983, for SP-1 (Increasing Face Amount) and September 30, 1987, for SP-1 (Level Face Amount), contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000031992